# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LUMOS PHARMA INC, CIK 0001126234
CUSIP: 55028X109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4200 MARATHON BLVD., SUITE 200,, AUSTIN, Texas (TX), 78756
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-24-005565
Filed by CIK 0001567755

## Reporting persons
- Private Advisor Group, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New Jersey (NJ); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; 0% of the class
  Comment: The Common Shares previously reported herein by Private Advisor Group, in its capacity as investment adviser, were owned by clients who had granted discretionary authority to dispose of or direct the disposition of the shares to an independent contractor of Private Advisor Group. Those clients had the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such clients were known to have such right or power with respect to more than five percent of the Common Shares. Such shares are no longer held by clients following Lumos' recent acquisition by Double Point.

## Item 1. Issuer
Name of issuer: LUMOS PHARMA INC
Address of issuer's principal executive offices:
4200 MARATHON BLVD.
SUITE 200,
AUSTIN, TEXAS
78756

## Item 2. Person Filing
Name of person filing: Private Advisor Group, LLC
Address of principal business office or, if none, residence:
305 MADISON AVENUE
MORRISTOWN, New Jersey
07960
Citizenship: Private Advisor Group, LLC - NEW JERSEY

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: Private Advisor Group, LLC - 0
Shared power to vote or to direct the vote: Private Advisor Group, LLC - 0
Sole power to dispose or to direct the disposition: Private Advisor Group, LLC - 0
Shared power to dispose or to direct the disposition: Private Advisor Group, LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Private Advisor Group, LLC: James D. Sullivan, Compliance Officer (02/13/2025)